Filed pursuant to Rule 433

Registration No. 333-211475-01

March 13, 2018

Final Term Sheet

4.20% First Mortgage Bonds due 2048 (the “Notes”)

Secured Medium-Term Notes, Series K

IDAHO POWER COMPANY

Issuer: Idaho Power Company

Trade Date: March 13, 2018

Original Issue Date/Settlement Date: March 16, 2018, which is the third business day following the Trade Date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Principal Amount: $220,000,000

Price to Public: 99.630% of Principal Amount, plus accrued interest from the Original Issue Date

Purchasers’ Discount: 0.750%

Proceeds to the Company: 98.880%

Interest Rate: 4.20% per annum

Anticipated Ratings:*

Standard & Poor’s Ratings Services: “A-”

Moody’s Investors Service: “A1”

Anticipated Use of Proceeds: To pay at or prior to maturity $130 million of Idaho Power Company’s 4.5% First Mortgage Bonds due March 2020 and to fund a portion of Idaho Power Company’s capital requirements. If Idaho Power Company does not use the net proceeds immediately, it will temporarily invest them in short-term investments.

Interest Payment Dates: March 1 and September 1, commencing September 1, 2018

Redemption: As specified in Pricing Supplement No. 1 dated March 13, 2018

Make-whole Call: Prior to September 1, 2047, the greater of (i) 100% of the principal amount to be redeemed and (ii) an amount to be determined using a discount rate equal to the Treasury Rate plus 20 basis points

Par Call: On or after September 1, 2047, 100% of the principal amount to be redeemed

Maturity Date: March 1, 2048

CUSIP: 45138LBF9

Purchasers:

J.P. Morgan Securities LLC ($57,200,000)

Wells Fargo Securities, LLC ($52,800,000)

KeyBanc Capital Markets Inc. ($30,800,000)

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated ($30,800,000)

MUFG Securities Americas Inc. ($30,800,000)

U.S. Bancorp Investments, Inc. ($13,200,000)

BNY Mellon Capital Markets, LLC ($4,400,000)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533 or Wells Fargo Securities, LLC, toll free at 1-800-645-3751.